UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Ceragon Networks Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M22013 10 2

(CUSIP Number)

Allan H. Cohen, Esq.
Nixon Peabody LLP
990 Stewart Avenue
Garden City, New York 11530
Phone: (516) 832-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M22013 10 2	Page 2 of 2

1.	NAME OF REPORTING PERSON: ZOHAR ZISAPEL I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions):PF (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,155,220 (see Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,155,220 (see Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,155,220 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%
14.	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. M22013 10 2	Page 3 of 3

        This statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Zohar Zisapel (the “Schedule 13D) with respect to Ordinary Shares (the “Shares”) of Ceragon Networks Ltd., an Israeli corporation.

        There has been no change in the information set forth in Items 1, 2, 3, 4, 6 and 7 of the Schedule 13D. Other than as set forth herein, there has been no change in the information set forth in Item 5 of the Schedule 13D.

Item 5.     Interest and Securities of the Issuer

    (a)        Mr. Zisapel beneficially owns 3,155,220 Shares, representing 13.75% of such Shares.

    (b)        Mr. Zisapel has the sole power to vote and sole power to dispose of 3,155,220 Shares.

    (c)        During the last 60 days, Mr. Zisapel purchased: (i) 75,000 Shares on May 5, 2003 for a price of $2.63 per Share; (ii) 43,470 Shares on May 5, 2003 for a price of $2.57 per Share; (iii) 800 Shares on May 6, 2003 for a price of $2.52 per Share; (iv) 1,000 Shares on May 8, 2003 for a price of $2.43 per Share; (v) 5,200 Shares on May 12, 2003 for a price of $2.45 per Share; and (vi) 66,000 Shares on May 22, 2003 for a price of $2.40 per Share. All purchases were made on the Nasdaq National Market.

Signature

After a reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2003

/S/ ZOHAR ZISAPEL ——————————— Zohar Zisapel

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or pointed beneath his signature.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)